



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-02

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SEC FILE NUMBER
~~8- 37426~~ 8-47729

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S. TRADING CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 QUENTIN ROOSEVELT BLVD.
(No. and Street)

GARDEN CITY	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT LANDANO — 516-357-9797 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARX, LANGE, GUTTERMAN LLP
(Name — *if individual, state last, first, middle name*)

270 MADISON AVENUE	NEW YORK	NY	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, VINCENT LANDANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. TRADING CORP., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Kathleen M. Wells

Notary Public

February 12, 2002

KATHLEEN M. WELLS
Notary Public, State of New York
No. 01WE4975763
Qualified in Nassau County
Commission Expires Dec. 26, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. TRADING CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder of
U.S. Trading Corp.

We have audited the statement of financial condition of U.S. Trading Corp. (an S Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of U.S. Trading Corp. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Marx, Lange, Gutterman LLP

New York, New York
February 9, 2002

U.S. TRADING CORP.
Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 494,141
Receivables from brokers and dealers	181,536
Property and equipment, at cost less accumulated depreciation of $82,539	70,054
Other assets	35,197
	$ 780,928
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 477,580
Commitments and contingencies (Note 3)	
Shareholder's equity	
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding	100
Additional paid in capital	284,900
Retained earnings	18,348
Total shareholder's equity	303,348
	$ 780,928

The accompanying notes are an integral part of these financial statements

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

1. **Organization**

The Company was incorporated in the State of New York on September 16, 1994 and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. **Summary of Significant Accounting Policies**

Basis of presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers and trading securities for its own account. As a matter of normal business practice, the Company does not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principals, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Income Taxes

The Company, with the consent of it's shareholder, has elected to have it's income taxes under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. A similar election has been made for New York State. New York State imposes a corporate income tax based upon the difference between the highest corporate rate and the highest personal income tax rate.

3. **Commitments and Contingencies**

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

The Company occupies facilities pursuant to a lease which expires September, 2005. The lease also provides for escalation in real estate taxes and other expenses.

The Company leases office and computer equipment on a month to month basis which is utilized in the day to day operations

Future minimum annual rental payments are as follows:

Year to end December 31,	
2002	$ 144.485
2003	134,898
2004	123,268
2005	92,837
2006	813
	$ 496,301

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $188,498 which was $88,498 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.53 to 1.

5. **Concentrations of Credit Risk**

Customer transactions are cleared through another broker-dealer on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations the broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

5. **Concentrations of Credit Risk (continued)**

The Company maintains its cash balances in one financial institution located in Garden City, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

6. **Pension Plan**

The Company has a pension plan covering substantially all of it's employees. Annual contributions are allocated to participants in proportion to compensation. No contribution was made for the year 2001.

Marx,
Lange,
Gutterman
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

270 Madison Avenue
New York, NY 10016-0601
Tel: (212) 576-1500
Fax: (212) 576-1805

The Board of Directors and Shareholder of
U.S. Trading Corp.

In planning and performing our audit of the financial statements of U.S. Trading Corp., for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g),(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by U.S. Trading Corp. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Marx, Lange, Gutterman LLP

New York, New York
February 9, 2002

Marx, Lange, Gutterman L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS